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                          November 30, 2021

       Paul D. Delva
       Sr. V.P., General Counsel and Secretary
       Navitas Semiconductor Corp
       2101 East El Segundo Boulevard, Suite 205
       El Segundo, CA 90245

                                                        Re: Navitas
Semiconductor Corp
                                                            Form S-1
                                                            Filed November 24,
2021
                                                            File No. 333-261323

       Dear Mr. Delva:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Erin
Donahue at 202-551-6001 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing